FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 26, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.      Cellcom Israel Announces First Quarter 2009 Results

2.      Cellcom Israel Ltd. and its Consolidated Subsidiaries - Financial Statements as at March 31, 2009 (unaudited)

Item 1

CELLCOM ISRAEL ANNOUNCES

FIRST QUARTER 2009 RESULTS

------------------------

Cellcom Israel presents a Record Net income – increase of 27.5%

and an increase in operating income, EBITDA, EBITDA margin,

despite the economic slowdown, ongoing price erosions and growing competition;

EBITDA1 up by 3.0%; Record EBITDA margin of over 39%

Cellcom Israel declares a first quarter dividend of NIS 3.36 per share (totals approx. NIS 330 million)

First Quarter 2009 Highlights (compared to the first quarter 2008):

▪	Total Revenues from services increased 1.1% to NIS 1,373 million ($328 million)

▪	Revenues from content and value added services (including SMS) increased 36.5%, reaching 14.7% of services revenues

▪	Total Revenues (including revenues from end-user equipment) totaled NIS 1,561 million ($373 million), a 2.1% decrease resulting from a 20.7% decrease in handset and accessories’ revenues

▪	EBITDA increased 3.0% to NIS 611 million ($146 million); EBITDA margin 39.1%, up from 37.2%

▪	Operating income increased 4.2% to NIS 442 million ($105 million)

▪	Net income increased 27.5% to NIS 348 million ($83 million)

▪	Subscriber base increased approx. 21,000 during the first quarter; reaching approx. 3.208 million at the end of March 2009

▪	3G subscribers reached approx. 833,000 at the end of March 2009, net addition of approx. 102,000 in the first quarter 2009

▪	The Company Declared first quarter dividend of NIS 3.36 per share

1 Please see "Use of Non-GAAP financial measures" section at the end of this press release.

Netanya, Israel – May 26, 2009 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the first quarter of 2009. Revenues for the first quarter 2009 totaled NIS 1,561 million ($373 million); EBITDA for the first quarter 2009 totaled NIS 611 million ($146 million), or 39.1% of revenues; and net income for the first quarter 2009 reached NIS 348 million ($83 million). Basic earnings per share for the first quarter 2009 reached NIS 3.54 ($0.85).

Commenting on the results, Amos Shapira, Chief Executive Officer said, "We see a direct linkage between the "Public Trust" organization report recently published and the strengthening of Cellcom Israel's position in the past few years along with the improvement in its financial results. This report stated that Cellcom Israel provides the best quality of customer care in the Israeli Cellular market and that we received the lowest number of customer complaints although we have the highest number of subscribers in the Israeli cellular market. I believe this is the only and the worthwhile way to do business. This quarter Cellcom Israel continued to show strong profitability, with operating and net income increasing to new levels. These results are mainly due to our focusing on our core business, efficiency measures and improvement of our subscriber base. These achievements are especially noteworthy in light of the current macroeconomic environment, driving a decline in roaming revenues on inbound and outbound tourism, as well as an increase in allowance for doubtful accounts which may also have been influenced by the global economic slowdown, in addition to the challenging competitive landscape and ongoing price erosions. I want to thank all our employees and managers for the achievements this quarter, as well as for successfully implementing the widespread efficiency measures in this fluid economic environment, further enhancing our status as the leading cellular company in Israel.”

“We at Cellcom Israel, the cellular company which serves the highest number of cellular subscribers in Israel, continue to focus on our primary source of business, mobile communications and value added services over our advanced cellular network characterized by the high speed and capacity of our HSPA technology. This is supported by our expansion into complementary business where we have identified both cost synergies and direct contribution to our business such as the fixed line services to the business community, provided over our fiber-optic cables and microwave links. I am pleased to announce that in the first quarter our content and value added services revenues grew by approximately 36% year over year, as we continued to drive additional growth in fixed line services. Our strategy of focusing in the core business and in those areas where we find synergy, enables us to act vigorously also in the aspect of improving reliability and service quality to our customers and in the aspect of increasing efficiency, as well as continue to invest in technology and in enhancing our network's speed, subject to supporting equipment availability, while keeping our relative advantage.”

"We continue to grow and expand our 3G subscriber base, and in the first quarter we once again witnessed an ongoing increase in 3G subscribers, reaching 833,000 at the end of March 2009. Most of these 102,000 additional 3G subscribers in this quarter are post-paid subscribers, characterized by higher ARPU."

Tal Raz, Chief Financial Officer, commented: "We are especially pleased with the substantial growth in our profitability, primarily with the increase in revenues from content and value added services as well as fixed line revenues, while revenue per airtime minute continued to erode by approximately 2% in the first quarter compared to the first quarter last year. The growth in profitability is mainly attributable to our diligent cost management, which led to marketing, sales, general and administrative expenses remaining at the same level as in the first quarter last year. Furthermore, our Free Cash Flow1 rose once again, totaling NIS 393 million for the quarter, up 454% from the first quarter last year, enabling us a dividend distribution of approximately NIS 330 million, representing 95% of net income, to our shareholders.”

Main Financial and Performance Indicators:

	Q1/2009	Q1/2008	% Change	Q1/2009	Q1/2008
	million NIS			million US$ (convenience translation)
Total Services revenues	1,373	1,358	1.1%	327.8	324.3
Revenues from content and value added services	202	148	36.5%	48.2	35.3
Handset and accessories revenues	188	237	(20.7%)	44.9	56.6
Total revenues	1,561	1,595	(2.1%)	372.7	380.9
Operating Profit	442	424	4.2%	105.5	101.2
Net Income	348	273	27.5%	83.1	65.2
Cash Flow from Operating Activities, net of Investing Activities	393	71	453.5%	93.8	17.0
EBITDA	611	593	3.0%	145.9	141.6
EBITDA, as percent of Revenues	39.1%	37.2%	5.1%
Subscribers end of period (in thousands)	3,208	3,096	3.6%
Estimated Market Share[2]	34.8%	34.6%
Monthly ARPU	139.9	144.5	(3.2%)	33.4	34.5
Average Monthly MOU *	323.0	327.2	(1.3%)

*
Following the regulatory requirement to change the basic airtime charging unit from twelve-second to one-second units commencing January 1, 2009, MOU for the first quarter 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for the first quarter of 2008 based on the former charging units was 350.5 minutes.

Financial Review

Revenues for the first quarter of 2009 totaled NIS 1,561 million ($373 million), a 2.1% decrease compared to NIS 1,595 million ($381 million) in the first quarter last year. The decrease in revenues resulted mainly from a 20.7% decrease in handset and accessories’ revenues, from NIS 237 million ($57 million) in the first quarter last year, to NIS 188 million ($45 million) in the first quarter 2009, primarily due to the higher number of handsets and accessories sold in the first quarter last year. This decrease was partially offset by an increase in revenues from services, reaching NIS 1,373 million ($328 million), up from NIS 1,358 million ($324 million) in the first quarter last year. The higher service

2 In order to estimate the Company's market share, the Company was required to estimate the number of subscribers of one additional Israeli cellular operator Mirs Communications Ltd. ("Mirs"), as at March 31, 2009, since Mirs does not publish this information.

revenues resulted mainly from an increase of approximately 36% in content and value added services (including SMS) revenues in the first quarter 2009, compared to the first quarter last year. Revenues from content and value added services reached NIS 202 million ($48 million), or 14.7% of service revenues. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues. These increases were partially offset by the reduction of interconnect tariffs, approximately 2% fewer working days in the first quarter of 2009 compared to the first quarter last year, ongoing airtime price erosion as well as a substantial decrease in revenues from roaming services following the significant reduction in incoming and outgoing tourism resulting from the global economic slowdown.

Cost of revenues for the first quarter of 2009 totaled NIS 806 million ($192 million), down 8.3% from NIS 879 million ($210 million) in the first quarter last year. This decline primarily follows the lower handset costs resulting from the decline in number of handsets sold during the first quarter of 2009, in addition to lower depreciation expenses. These decreases were partially offset by an increase in cost of content and value-added services due to increased usage.

Gross profit for the first quarter of 2009 incresed 5.4% reaching NIS 755 million ($180 million), compared to NIS 716 million ($171 million) in the first quarter of 2008. Gross profit margin for the first quarter 2009 increased to 48.4% from 44.9% in the first quarter last year, mainly due to the significant decrease in handsets sales during the quarter compared to the first quarter last year, which produce lower margins.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2009 totaled NIS 311 million ($74 million), similar to the first quarter of 2008. The SG&A Expenses in the first quarter 2009 were mainly impacted by a significant increase in bad debts and doubtful accounts expenses, mainly following number portability, which allows subscribers to switch to another cellular operator without settling their outstanding debt. The increase in bad debt and doubtful accounts may also have been influenced by the global economic slowdown. This increase was offset mainly by a decrease in salaries and related expenses.

Operating income for the first quarter 2009 increased 4.2%, reaching NIS 442 million ($105 million), compared to NIS 424 million ($101 million) in the first quarter last year. Operating income for the first quarter of 2008 included a one-time gain of approximately NIS 19 million, relating mainly to the sale of certain surplus underground pipes for fiber optic cables and the sale of a plot of land in Modi'in, Israel.

EBITDA for the first quarter 2009 increased 3.0%, reaching NIS 611 million ($146 million), compared to NIS 593 million ($142 million) in the first quarter of 2008. EBITDA as a percent of revenues, reached 39.1% compared to 37.2% in the first quarter last year. The higher operating income,

EBITDA and EBITDA margins primarily follows the ongoing efficiency measures and prudent expense management throughout the quarter.

Financing Income, net for the first quarter 2009 totaled NIS 28 million ($7 million), compared to financing expenses net of NIS 45 million ($11 million) in the first quarter last year. This change resulted mainly from deflation of 0.7% in the first quarter this year, compared to an inflation of 0.4% in the first quarter last year, which led to an income from linkage to the Israeli Consumer Price Index (CPI), associated with the Company's debentures, compared to linkage expenses in the first quarter last year. Financing income also benefited from gains from the Company's hedging portfolio mainly resulted from a depreciation of 10% of the NIS against the US dollar in the first quarter of 2009, compared to an appreciation of 8% in the first quarter last year, which resulted in a loss from currency hedging transactions in the first quarter last year. The financing income was partially offset by lower interest income relating to the Company's short term deposits as well as expenses from foreign currency differences relating to trade payables balances in the first quarter 2009, compared to an income from foreign currency differences in the first quarter last year, following the depreciation of the NIS against the US dollar in the first quarter of 2009.

Net Income for the first quarter 2009 increased 27.5%, reaching NIS 348 million ($83 million), compared to NIS 273 million ($65 million) in the first quarter last year. Basic earnings per share for the first quarter 2009 totaled NIS 3.54 ($0.85), compared to NIS 2.80 ($0.67) in the first quarter 2008.

Operating Review

New Subscribers – at the end of March 2009 the Company had approximately 3.208 million subscribers. During the first quarter of 2009 the Company added approximately 21,000 net new subscribers, most of them post-paid subscribers.

In the first quarter of 2009, the Company added approximately 102,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 833,000 3G subscribers at the end of March 2009, representing 26% of the Company’s total subscriber base.

The Churn Rate in the first quarter 2009 was 5.0%, compared to 5.3% in the first quarter last year. The churn for both quarters primarily consists from lower contribution pre-paid subscribers and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the first quarter 2009 totaled 323 minutes, compared to 327.2 minutes in the first quarter 2008, a decrease of 1.3%. The decline in usage level is mainly due to fewer working days in the first quarter of 2009 than in the first quarter last year. Following the regulatory requirement to change the basic airtime charging units from twelve-second to one-second units commencing January 1, 2009,

MOU for the first quarter 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for the first quarter of 2008 based on the former charging units was 350.5 minutes.

The monthly Average Revenue per User (ARPU) for the first quarter 2009 decreased 3.2% and totaled NIS 139.9 ($33.4), compared to NIS 144.5 ($34.5) in the first quarter last year.

Financing and Investment Review

Cash Flow

Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for the first quarter of 2009 totaled NIS 393 million ($94 million), compared to NIS 71 million ($17 million) generated in the first quarter of 2008. The significant increase in Free Cash Flow resulted mainly from payments of expenses related to preparation for number portability which characterized the first quarter last year. The increase in Free Cash Flow also resulted from a decrease in income tax payments due to a one time catch up tax payment in the amount of NIS 70 million for 2007 accrued tax liability, made at the beginning of the first quarter 2008.

Shareholders' Equity

Shareholders' Equity as of March 31, 2009 amounted to NIS 439 million ($105 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the first quarter 2009, the Company invested NIS 98 million ($23 million) in fixed assets and intangible assets (including, among others, deferred commissions and investments in information systems and software), compared to NIS 116 million ($28 million) in the first quarter 2008.

Subscriber acquisition and retention costs

Under the Company’s current accounting policies, capitalized customer acquisition and retention costs include only those deferred costs in respect of sales commissions related to the acquisition and retention of subscribers, if the costs can be measured reliably and are directly attributable to obtaining a specific subscriber.

The Company’s current accounting policy is to recognize subsidies on handset sales as an expense in the period incurred. Management is evaluating certain subsidies, related to handsets sold together with a service agreement with guaranteed minimum future revenue, as additional costs that might be eligible for capitalization. If the Company were to defer and capitalize such subsidies, management estimates that the Company’s retained earnings as of January 1, 2009 would increase by approximately NIS 90-100 million, the Company's EBITDA for the first quarter of 2009 would increase by approximately NIS 20-25 million and the Company's net income for the first quarter of 2009 would decrease by approximately NIS 5-10 million.

Dividend

On May 25, 2009, the Company's board of directors declared a cash dividend in the amount of NIS 3.36 per share, and in the aggregate amount of approximately NIS 330 million (the equivalent of approximately $0.84 per share and approximately $82 million in the aggregate, based on the representative rate of exchange on May 21, 2009; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on June 18, 2009), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on June 8, 2009. The payment date will be June 22, 2009. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the first quarter of 2009 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2008 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments

Shelf Prospectus and Issuance of Debentures

In March 2009, the Company filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, from time to time, to offer and sell debt, equity and warrants in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Company will describe the terms of the securities offered and the specific details of the offering.

In April 2009, subsequent the balance sheet date, the Company issued additional debentures from the Company's existing Series D in a principal amount of approximately NIS 186 million for a total consideration of approximately NIS 215 million. The interest rate of series D is fixed at 5.19% per annum, linked to the Israeli Consumer Purchase Index. The price for a NIS 1,000 par value unit offered in this issuance was set at NIS 1,161, representing an effective annual yield of 3.73%. The Company also issued a new series E debentures in a  principal amount of approximately NIS 789 million at an interest rate of 6.25% per annum, without any linkage, for a total consideration of approximately NIS 785 million. The debentures (rated ilAA/Stable) were issued in a public offering in Israel based on the shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

For additional details on the Company's debentures see the Company’s annual report for the year ended December 31, 2008 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Debt service – Public debentures" and the Company's immediate reports on form 6-K dated  March 31, 2009; April 5, 2009 and April 6, 2009.

These reports are available on the Company's website at: www.cellcom.co.il

Conference Call Details

The Company will be hosting a conference call on Tuesday, May 26, 2008 at 10:00 am EDT, 05:00 pm Israel time, and 03:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 527 8676	UK Dial-in Number: 0 800 917 4613
Israel Dial-in Number: 03 918 0691	International Dial-in Number: +972 3 918 0691
at: 10:00 am Eastern Time; 07:00 am Pacific Time; 03:00 pm UK Time; 05:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.208 million subscribers (as at March 31, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2008.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.
The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 4.188 = US$1 as published by the Bank of Israel on March 31, 2009.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
	March 31,	March 31,	March 31,	December 31,
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	152	36	826	275
Trade receivables	1,518	362	1,438	1,478
Other receivables, including derivatives	138	33	125	112
Inventory	128	31	236	119

Total current assets	1,936	462	2,625	1,984

Trade and other receivables	612	146	579	602
Property, plant and equipment, net	2,100	502	2,265	2,159
Intangible assets, net	665	159	681	675

Total non- current assets	3,377	807	3,525	3,436

Total assets	5,313	1,269	6,150	5,420

Liabilities
Debentures current maturities	327	78	280	329
Trade payables and accrued expenses	686	164	709	677
Current tax liabilities	102	24	49	65
Provisions	52	13	91	47
Other current liabilities, including derivatives	318	76	341	385
Dividend declared	-	-	700	-

Total current liabilities	1,485	355	2,170	1,503

Debentures	3,213	767	3,425	3,401
Provisions	18	4	14	17
Other long-term liabilities	-	-	2	1
Deferred taxes	158	38	143	156

Total non- current liabilities	3,389	809	3,584	3,575

Total liabilities	4,874	1,164	5,754	5,078

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	8	2	(51)	(11)
Retained earnings	430	103	446	352

Total shareholders’ equity	439	105	396	342

Total liabilities and shareholders’ equity	5,313	1,269	6,150	5,420

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,561	373	1,595	6,417
Cost of revenues	806	193	879	3,402

Gross profit	755	180	716	3,015

Selling and marketing expenses	157	38	156	701
General and administrative expenses	154	37	154	659
Other (income) expenses, net	2	-	(18)	(29)

Operating income	442	105	424	1,684

Financing income	60	14	62	83
Financing expenses	(32)	(7)	(107)	(393)
Financing costs, net	28	7	(45)	(310)

Income before income tax	470	112	379	1,374
Income tax	122	29	106	389

Net income	348	83	273	985

Earnings per share
Basic earnings per share in NIS	3.54	0.85	2.80	10.08

Diluted earnings per share in NIS	3.51	0.84	2.76	9.92

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	348	83	273	985
Adjustments to reconcile net income to funds generated from operations:
Depreciation	121	29	144	570
Amortization	46	11	43	181
Capital gain on sale of land	-	-	(9)	(9)
Loss (gain) on sale of assets	2	1	(9)	(9)
Income tax expense	122	29	106	389
Financial (income) costs, net	(28)	(7)	45	310
Share based payments	-	-	4	28
Changes in operating assets and liabilities:
Changes in inventories	(9)	(2)	9	112
Changes in trade receivables (including long-term amounts)	(39)	(9)	(87)	(117)
Changes in other receivables (including long-term amounts)	(25)	(6)	(9)	(34)
Changes in trade payables and accrued expenses	66	15	(177)	(271)
Changes in other liabilities (including long-term
amounts)	9	2	30	99
Payments for inventory hedging contracts, net	5	1	(9)	(38)
Proceeds from (payments for) derivative
contracts, net	24	6	(5)	18
Income tax paid	(90)	(21)	(161)	(451)
Net cash from operating activities	552	132	188	1,763

Cash flows from investing activities
Acquisition of property, plant, and equipment	(112)	(27)	(118)	(429)
Acquisition of intangible assets	(47)	(11)	(54)	(175)
Payments for derivative hedging contracts, net	-	-	(5)	(17)
Proceeds from sales of property, plant and
equipment	-	-	13	19
Interest received	-	-	10	17
Proceeds from sale of long term receivables	-	-	37	39
Net cash used in investing activities	(159)	(38)	(117)	(546)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative
contracts, net	4	1	7	31
Repayment of long-term loans from banks	-	-	(648)	(648)
Repayment of Debentures	(164)	(39)	-	(125)
Proceeds from issuance of debentures, net of
issuance costs	-	-	589	589
Dividend paid	(270)	(64)	(16)	(1,525)
Interest paid	(86)	(21)	(88)	(175)

Net cash used in financing activities	(516)	(123)	(156)	(1,853)

Changes in cash and cash equivalents	(123)	(29)	(85)	(636)

Balance of cash and cash equivalents at
beginning of the period	275	65	911	911
Balance of cash and cash equivalents at end of
the period	152	36	826	275

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2009 NIS millions (Unaudited)	Convenience translation into US dollar 2009 US$ millions (Unaudited)	2008 NIS millions (Unaudited)	2008 NIS millions (Audited)
Net income	348	83	273	985
Income taxes	122	29	106	389
Financing income	(60)	(14)	(62)	(83)
Financing expenses	32	7	107	393
Other expenses (income)	2	-	(18)	(29)
Depreciation and amortization	167	40	187	751
EBITDA	611	146	593	2,406

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2009 NIS millions (Unaudited)	Convenience translation into US dollar 2009 US$ millions (Unaudited)	2008 NIS millions (Unaudited)	2008 NIS millions (Audited)
Cash flows from operating activities	552	132	188	1,763
Cash flows from investing activities	(159)	(38)	(117)	(546)
Free Cash Flow	393	94	71	1,217

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at March 31, 2009 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at March 31, 2009

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
		(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	152	36	826	275
Trade receivables	1,518	362	1,438	1,478
Other receivables, including derivatives	138	33	125	112
Inventory	128	31	236	119

Total current assets	1,936	462	2,625	1,984

Trade and other receivables	612	146	579	602
Property, plant and equipment, net	2,100	502	2,265	2,159
Intangible assets, net	665	159	681	675

Total non- current assets	3,377	807	3,525	3,436

Total assets	5,313	1,269	6,150	5,420

Liabilities
Debentures current maturities	327	78	280	329
Trade payables and accrued expenses	686	164	709	677
Current tax liabilities	102	24	49	65
Provisions	52	13	91	47
Other current liabilities, including derivatives	318	76	341	385
Dividend declared	-	-	700	-

Total current liabilities	1,485	355	2,170	1,503

Debentures	3,213	767	3,425	3,401
Provisions	18	4	14	17
Other long-term liabilities	-	-	2	1
Deferred taxes	158	38	143	156

Total non- current liabilities	3,389	809	3,584	3,575

Total liabilities	4,874	1,164	5,754	5,078

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	8	2	(51)	(11)
Retained earnings	430	103	446	352

Total shareholders’ equity	439	105	396	342

Total liabilities and shareholders’ equity	5,313	1,269	6,150	5,420

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,561	373	1,595	6,417
Cost of revenues	806	193	879	3,402

Gross profit	755	180	716	3,015

Selling and marketing expenses	157	38	156	701
General and administrative expenses	154	37	154	659
Other (income) expenses, net	2	-	(18)	(29)

Operating income	442	105	424	1,684

Financing income	60	14	62	83
Financing expenses	(32)	(7)	(107)	(393)
Financing income (expenses), net	28	7	(45)	(310)

Income before income tax	470	112	379	1,374
Income tax	122	29	106	389

Net income	348	83	273	985

Earnings per share
Basic earnings per share in NIS	3.54	0.85	2.80	10.08

Diluted earnings per share in NIS	3.51	0.84	2.76	9.92

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of recognized income and expense

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges
transferred to profit and loss	(1)	-	7	44
Changes in fair value of cash flow hedges	20	5	(23)	(10)
Income tax recognized directly in equity	-	-	(2)	(12)

Income and expenses recognized directly in equity	19	5	(18)	22

Net income for the period	348	83	273	985

Total recognized income for the period	367	88	255	1,007

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of changes in shareholders' equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended March 31, 2009 (Unaudited)
Balance as of January 1, 2009 (Audited)	1	(11)	352	342	82
Total recognized income and expenses	-	19	348	367	88
Cash dividend paid	-	-	(270)	(270)	(65)
Balance as of March 31, 2009 (Unaudited)	1	8	430	439	105

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended March 31, 2008 (Unaudited)
Balance as of January 1, 2008 (Audited)	1	(33)	869	837	200
Total recognized income and expenses	-	(18)	273	255	61
Share based payments	-	-	4	4	1
Cash dividend paid	-	-	(700)	(700)	(167)
Balance as of March 31, 2008 (Unaudited)	1	(51)	446	396	95

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the year ended December 31, 2008 (Audited)
Balance as of January 1, 2008 (Audited)	1	(33)	869	837	200
Total recognized income and expenses	-	22	985	1,007	240
Share based payments	-	-	28	28	7
Cash dividend paid	-	-	(1,530)	(1,530)	(365)
Balance as of December 31, 2008 (Audited)	1	(11)	352	342	82

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	348	83	273	985
Adjustments to reconcile net income to funds
generated from operations:
Depreciation	121	29	144	570
Amortization	46	11	43	181
Capital gain on sale of land	-	-	(9)	(9)
Loss (gain) on sale of assets	2	1	(9)	(9)
Income tax expense	122	29	106	389
Financial (income) costs, net	(28)	(7)	45	310
Share based payments	-	-	4	28
Changes in operating assets and liabilities:
Changes in inventories	(9)	(2)	9	112
Changes in trade receivables (including long-term amounts)	(39)	(9)	(87)	(117)
Changes in other receivables (including long-term amounts)	(25)	(6)	(9)	(34)
Changes in trade payables and accrued expenses	66	15	(177)	(271)
Changes in other liabilities (including long-term amounts)	9	2	30	99
Payments for inventory hedging contracts, net	5	1	(9)	(38)
Proceeds from (payments for) derivative contracts, net	24	6	(5)	18
Income tax paid	(90)	(21)	(161)	(451)
Net cash from operating activities	552	132	188	1,763

Cash flows from investing activities
Acquisition of property, plant, and equipment	(112)	(27)	(118)	(429)
Acquisition of intangible assets	(47)	(11)	(54)	(175)
Payments for derivative hedging contracts, net	-	-	(5)	(17)
Proceeds from sales of property, plant and equipment	-	-	13	19
Interest received	-	-	10	17
Proceeds from sale of long term receivables	-	-	37	39
Net cash used in investing activities	(159)	(38)	(117)	(546)

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2009	2009	2008	2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative contracts, net	4	1	7	31
Repayment of long-term loans from banks	-	-	(648)	(648)
Repayment of Debentures	(164)	(39)	-	(125)
Proceeds from issuance of debentures, net of issuance costs	-	-	589	589
Dividend paid	(270)	(64)	(16)	(1,525)
Interest paid	(86)	(21)	(88)	(175)

Net cash used in financing activities	(516)	(123)	(156)	(1,853)

Changes in cash and cash equivalents	(123)	(29)	(85)	(636)

Balance of cash and cash equivalents at beginning of the period	275	65	911	911
Balance of cash and cash equivalents at end of the period	152	36	826	275

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel. The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2009 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2008.
These condensed consolidated financial statements were approved by the Board of Directors on May 25, 2009.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of March 31, 2009, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2009 (NIS 4.188 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2008.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)

As of March 31, 2009	4.188	198.2
As of March 31, 2008	3.553	191.3
As of December 31, 2008	3.802	198.4

Increase (decrease) during the period:

Three months ended March 31, 2009	10.2%	(0.1%)
Three months ended March 31, 2008	(7.6%)	0.1%
Year ended December 31, 2008	(1.1%)	3.8%

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2008, except for those mentioned in Note 3A.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	First adoption of new standards and interpretations

1.
Revised IAS 23 Borrowing Costs. Starting January 1, 2009, the Company applies IAS23 revised. The revised standard is applied for qualifying assets for which the commencement of capitalization started on January 1, 2009 or after. The revised standard had no material impact on the Company's financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.           First adoption of new standards and  interpretations (cont'd)

2.
Revised IAS 1 Presentation of Financial Statements. Starting January 1, 2009, the Company applies IAS1 revised. The revised standard allows presentation of total comprehensive income in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in single statement), or in an income statement and a separate statement comprehensive income. The Company elected to present a separate statement on comprehensive income. In addition, the Company presents statement of changes in shareholders' equity as part of its financial statement, rather than in the note of the financial statement as was presented prior to the adoption of the revised standard. The revised standard was applied retrospectively.

3.
IFRIC 13 Customers Loyalty Programs. Starting January 1, 2009, the Company applies IFRIC 13 which addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The interpretation is based on a view that customers are implicitly paying for the points they receive when they buy other goods or services, and hence that some revenue should be allocated to the points. IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. The interpretation is mandatory for the Company’s 2009 consolidated financial statements. IFRIC 13 had no material impact on the Company's financial statement.

4.
IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Company's 2009 consolidated financial statements, requires the disclosure of segment information based on the internal reports regularly reviewed by the Company's Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Company does not present segment information.

B.           Subscriber acquisition and retention costs

Under the Company’s current accounting policies, capitalized customer acquisition and retention costs include only those deferred costs in respect of sales commissions related to the acquisition and retention of subscribers, if the costs can be measured reliably and are directly attributable to obtaining a specific subscriber. The Company’s current accounting policy is to recognize subsidies on handset sales as an expense in the period incurred. Management is evaluating certain subsidies, related to handsets sold together with a service agreement with guaranteed minimum future revenue, as additional costs that might be eligible for capitalization.

Note 4 - Shareholders' Equity

Dividends declared during the reported period are as follows:

Three-month period ended
March 31, 2009
NIS millions
(Unaudited)
2.75 NIS per share	270
270

On March 30, 2009, the Company paid a cash dividend in the amount of NIS 2.75 per share, totaling approximately NIS 270 million.

On May 25, 2009, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 3.36 per share, totaling approximately NIS 330 million, to be paid on June 22, 2009, to the shareholders of the Company of record at the end of the trading day in the NYSE on June 8, 2009.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 5 - Contingent Liabilities

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

1.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 800 million.

2.
In November 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charged its subscribers for content services without obtaining their specific consent in a manner which complies with the provisions of its general license. In April 2009, subsequent to the balance sheet date, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 432 million.

3.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the Supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. The request to certify the lawsuit as a class action was approved in March 2009, and the claim will be considered as a class action. The total amount claimed from the Company, the Supplier and other parties is estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish.

4.
In May 2009, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company, in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the Company has misled its subscribers whose calling plan includes certain reduced tariff calls, by failing to specify certain limitations in relation thereof. The plaintiff did not specify the amount claimed if the lawsuit is certified as a class action.

5.
In May 2009, subsequent to the balance sheet date, a purported class action was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be the Company's subscribers, in connection with allegations that the Company unlawfully charged its subscribers for  cellular internet "surfing packages"  without obtaining their consent. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1.2 billion. A similar purported class action for a total amount of approximately NIS 15 million, was filed against the Company in August 2008.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 6 - Subsequent Events

In April 2009, subsequent to the balance sheet date, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 186 million in exchange for a total consideration of approximately NIS 215 million. The debentures of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In April 2009, subsequent to the balance sheet date, the Company issued debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 789 million in exchange for a total consideration of approximately NIS 785 million. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a shelf prospectus that the Company filed in March 2009 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, to offer and sell debt, equity and warrants in Israel, from time to time.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 26, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel